Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

General Motors Corporation	GM Communications Detroit, Mich., USA media.gm.com

For Release: 9:00 AM EDT

May 14, 2009

GM Files Supplemental Exchange Offer Prospectus

DETROIT – General Motors (NYSE: GM) today filed a prospectus supplement with the Securities and Exchange Commission relating to its exchange offers for $27 billion of its unsecured public notes and the related consent solicitations that were commenced on April 27, 2009.

The prospectus supplement, which amends the information in GM’s Registration Statement on Form S-4 dated April 27, 2009 and GM’s Tender Offer Statement on Schedule TO filed on that date, includes:

•	GM’s unaudited historical and unaudited pro forma financial data for the first quarter of 2009 and GM’s pro forma financial data for the year ended December 31, 2008;

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GM’s updated historical financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 reflecting a change in the organization and presentation of financial information and the adoption of certain accounting pronouncements;

•	Additional disclosures relating to the forbearance, waiver and extension provisions for the 1.50% Convertible Series D Senior Debentures tendered in the exchange offers;

•	Updated disclosures relating to withdrawal rights;

•	Updates for recent GM business developments;

•	Updated disclosures relating to bankruptcy alternatives that GM is considering in the event that it does not receive prior to June 1, 2009 enough tenders of notes to consummate the exchange offers;

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Additional disclosures relating to the calculation of the maximum number of shares of GM’s common stock to be issued to the U.S. Treasury and the UAW healthcare VEBA in connection with the exchange offers; and

•	An updated list of documents filed with the Securities and Exchange Commission that are incorporated by reference in the prospectus.

Except for the changes described in the prospectus supplement, all other terms of the exchange offers remain the same as in the original prospectus.

For More Information Regarding the Exchange Offer

The exchange offers and consent solicitations are being made to holders of GM’s outstanding unsecured notes solely upon the terms and subject to the conditions set forth in the Registration Statement on Form S-4 dated April 27, 2009 (as amended and/or supplemented), which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offer rules of the Securities and Exchange Commission (SEC) that likewise is reflected in GM’s Schedule TO dated April 27, 2009 (as amended and/or supplemented), and the related letter of transmittal (or form of electronic instruction notice, in the case of notes held through Euroclear or Clearstream), as amended by the prospectus supplement filed today and as each may be further amended from time to time (collectively, the Exchange Offer Documents). GM strongly encourages you to carefully read the Exchange Offer Documents (including all amendments and supplements thereto) and other documents relating to the exchange offers that have been filed (or will be filed) with the SEC, because they contain important information regarding the proposed transaction. Noteholders can access free copies of the Exchange Offer Documents at the SEC’s website (at www.sec.gov), and at GM’s website (at http://www.gm.com/corporate/investor_information). Any requests for paper copies of any of these Exchange Offer Documents (including any amendment or supplement thereto) should be directed to D.F. King & Co., the Information and Solicitation Agent, by mail at 48 Wall Street, 22nd floor, New York, NY 10005, and by telephone at (800) 769-7666.

GM and its directors and executive officers and other members of management and employees may be deemed participants in the solicitation of proxies with respect to the consent solicitations. Information regarding the interests of these directors and executive officers in the consent solicitations is included in the documents described above. Additional information, including information regarding GM’s directors and executive officers, is available in GM’s Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009 and can be obtained without charge at www.sec.gov.

Cautionary Statement

A registration statement relating to the securities offered in the exchange offers has been filed with the SEC but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The exchange offers and consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of notes in any jurisdiction where the offers or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction.

The securities being offered in exchange for the notes are being offered and will be issued outside the United States only to holders who are “non-U.S. qualified offerees” (as defined in the U.S. prospectus included in the Exchange Offer Documents). Offers to holders in the United Kingdom, Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and Switzerland will be made only pursuant to the prospectus dated April 27, 2009 (as amended and/or supplemented), including any documents incorporated by reference into the prospectus, as approved by the United Kingdom Listing Authority as competent authority under EU Directive 2003/71/EC, which will incorporate the U.S. prospectus included in the Exchange Offer Documents (as amended and/or supplemented) and will indicate on the front cover thereof that it can be used for such offers. Holders outside of these jurisdictions (and the United States) are authorized to participate in the exchange offers and consent solicitations, as described in the “Non-U.S. Offer Restrictions” section of the U.S. prospectus included in the Exchange Offer Documents. In Canada, the exchange offers will only be made to non-US qualified offerees (as defined in the Exchange Offer Documents) and only pursuant to the Canadian Offering Memorandum dated April 27, 2009, which incorporates the U.S. prospectus included in the Exchange Offer Documents (as amended and/or supplemented). Holders of old notes resident in Canada should contact the Solicitation and Information Agent for a copy of the Canadian Offering Memorandum.

Forward Looking Statements

This document contains “forward-looking statements.” Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated — both in connection with the proposed exchange offers and consent solicitations, and GM’s business and financial prospects — including (without limitation) those set forth in the prospectus filed with the SEC as part of GM’s Registration Statement on Form S-4 dated April 27, 2009 (as amended and/or supplemented), as well as GM’s Tender Offer Statement on Schedule TO dated April 27, 2009 (as amended and/or supplemented). To better understand these risks and uncertainties, holders of notes and other readers are encouraged to read carefully the Exchange Offer Documents (as amended and/or supplemented), GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which was filed March 5, 2009, GM’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 which was filed on May 8, 2009, GM’s Current Report on Form 8-K filed on May 13, 2009 and other GM filings with the SEC, all of which can be accessed free of charge at the websites of the SEC (www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).

General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 243,000 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the United States, followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

Media inquiries:

Julie M. Gibson

GM Financial Communications

212.418.6381

Julie.m.gibson@gm.com

Reneé Rashid-Merem

GM Communications

313.665.3128

Renee.rashid-merem@gm.com

Investor inquiries:

D.F. King

In North America: 800.769.7666

In Europe: 00 800 5464 5464

gm@dfking.com

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